Ballard Power Systems Inc.

News Release

Ballard Reports Third Quarter 2010 Results
Strong quarter takes year-to-date revenue growth to 45%

For Immediate Release – October 27, 2010

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced its financial results for the third quarter ended September 30, 2010 today. All amounts are consolidated to include Dantherm Power’s results and are in U.S. dollars, unless otherwise noted.

John Sheridan, President and CEO said “Our solid third quarter results provide further evidence that Ballard is building the capability for strong revenue growth in clean energy fuel cell products and driving aggressively to profitability. Revenue growth in the quarter was 83% and, on a year-to-date basis, now stands at 45%.” He added that, “Our strong liquidity position, with cash reserves of $72.9 million, will enable us to deliver on strong growth prospects in our key fuel cell markets of backup power, distributed generation, material handling and bus.”

Third Quarter 2010 Highlights

Growth:

•	Revenue of $16.5 million in the quarter and $43.9 million year-to-date, representing growth of 83% and 45%, respectively.

•	Total shipments of 683 fuel cell stacks in the quarter and 1,895 fuel cell stacks year-to-date, representing growth of 137% and 105%, respectively.

•	Backup power shipments grew 87% to 401 fuel cell stacks in the quarter, for a total of 1,010 fuel cell stacks year-to-date. This reflects shipments to IdaTech, LLC and regional system integrators in South East Asia and Europe.

•	Material handling shipments more than doubled in the quarter to 211 fuel cell stacks. On a year-to-date basis, shipments were 755 fuel cell stacks, or more than four times the full-year total of 182 fuel cell stacks in 2009.

•	Significant progress in distributed generation, including a sales agreement with K2 Pure Solutions for deployment of a CLEARgenTM fuel cell generator utilizing by-product hydrogen to be sited at a bleach plant in Pittsburg, California, as well as delivery of a utility-scale CLEARgenTM distributed generation system to FirstEnergy Generation Corp. in Ohio.

•	Twelve-month rolling order book of $30.0 million.

Profitability:

•	EBITDA[1] of ($4.2) million for the quarter and ($22.0) million year-to-date, representing improvements of 57% and 6%, respectively.

•	Net loss of $5.6 million for the quarter and $26.5 million year-to-date, representing improvements of 51% and 8%, respectively.

•	Cash flow from operations of ($4.8) million. On a comparable year-over-year basis, excluding Dantherm Power, cash flow from operations was ($3.2) million for a total of ($24.8) million year-to-date. This represents improvements of 31% and 13%, respectively.

•	Cash reserves of $72.9 million.

Guidance:

•	Ballard reconfirms full-year guidance of revenue growth in excess of 35% and improvement in cash flow from operations of 30%, excluding the cash flow impact of Dantherm Power and a negative foreign exchange impact.

Growth Milestones in 2010:

•	Delivered three of six milestones.

•	Deployed Dantherm Power hydrogen-based backup power systems in one major new network, specifically Wind Mobile in Canada.

•	Delivered a one-megawatt distributed generation system to FirstEnergy Generation Corp. in Ohio.

•	Booked the first distributed generation system sale utilizing by-product hydrogen, for K2 Pure Solutions.

•	On-track to deliver two of six milestones.

•	More than double the volume of stack shipments in material handling, in line with Plug Power’s 2010 shipment target.

•	oBook new fuel cell bus contracts to support the deployment of more than 25 buses. One of six milestones is ‘at risk’.

•	Begin shipments of Ballard’s fuel cell stacks for deployment of IdaTech’s reformate-based supplemental power systems for the Indian telecoms market. This may be delayed into the first half of 2011.

Financial Highlights:

(Millions of U.S. dollars)	Three months ended September 30,			Nine months ended September 30,
	2010	2009	% Improvement	2010	2009	% Improvement
GROWTH
Revenue:
Fuel Cell Products	$8.0	$2.9	178%	$19.4	$16.4	18%
Contract Automotive	3.3	1.9	69%	7.9	4.7	68%
Material Products	5.2	4.2	24%	16.6	9.1	83%

Total Revenue	$16.5	$9.0	83%	$43.9	$30.2	45%

Fuel Cell Stack Shipments* (units)	683	288	137%	1,895	925	105%

12-Month Rolling Order Book	$30.0	n/a	n/a	n/a	n/a	n/a

PROFITABILITY

EBITDA[1]	($4.2)	($9.6)	57%	($22.0)	($23.5)	6%**

Net Income (Loss)	($5.6)	($11.4)	51%	($26.5)	($28.9)	8%

Cash Flow from Operations, Excluding Dantherm Power	($3.2)	($4.6)	31%	($24.8)	($28.5)	13%

LIQUIDITY

Cash Reserves	$72.9	n/a	n/a	n/a	n/a	n/a

* Total fuel cell stack shipments, including backup power, distributed generation, material handling, bus and automotive applications.
** Adjusting for Dantherm Power, one-time gains (losses), restructuring and foreign exchange impacts, EBITDA improvement would have been ~40%.

For a more detailed discussion of Ballard Power Systems’ third quarter 2010 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, October 28, 2010 at 8:00 a.m. PST (11:00 a.m. EST) to review third quarter 2010 operating results. The live call can be accessed by calling +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcasts will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements, including estimated revenue and cash flow from operations, expected product shipments and anticipated sales, which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs. These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Investor Relations: Lori Rozali +1.604.412.3195 investors@ballard.com	Public Relations:	Guy McAree +1.604.412.7919 media@ballard.com

Endnotes:
1 EBITDA is a non-GAAP measure used to assist in assessing Ballard’s financial performance and liquidity. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. EBITDA measures net loss after excluding interest expense, income tax expense, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. EBITDA includes the impact attributable to Ballard’s controlling interest in Dantherm Power. Ballard believes that EBITDA assists investors in assessing actual and future performance. For a reconciliation of EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.